Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 26, 2009

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On August 26, 2009, China Life Insurance Company Limited issued an announcement in Chinese, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated August 25, 2009

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
August 26, 2009		(Signature)
	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

IMPORTANT

The Company and all members of its Board of Directors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Announcement on Resolutions of the Second Meeting of the Third Session of the Board of Directors

The second meeting (the “Meeting”) of the third session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on August 25, 2009 at the conference room of the Company located at 31F. The directors were notified of the Meeting by way of a written notice dated August 14, 2009. 10 of the 11 directors of the Company, who were Yang Chao, Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company, Miao Jianmin, Shi Guoqing and Zhuang Zuojin, non-executive directors of the Company, Ma Yongwei, Sun Changji and Bruce D. Moore, independent directors of the Company, attended the Meeting in person. Sun Shuyi, independent director of the Company, was on business leave and authorized in writing Sun Changji, independent director of the Company, to act on his behalf and cast the votes for him. Supervisors and senior management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China, the provisions under Articles of Association of the Company and the Rules of Procedure of the Board of Directors of the Company.

The Meeting was presided over by Chairman Mr. Yang Chao. The directors at the Meeting unanimously passed the following resolutions after sufficient review and discussions:

1. Approved the A Share Interim Report for the Year of 2009 (the “A Share Interim Report”) , the H Share Interim Report for the Year of 2009 (the “H Share Interim Report”) of the Company and relevant summaries.

After review and discussion, the Board approved the A Share Interim Report, the H Share Interim Report, Summary of the A Share Interim Report and the Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2009.

Commission File Number 001-31914

Voting result: 11 for, 0 against, with no abstention

2. Approved the Proposal on the Internal Audit

Voting result: 11 for, 0 against, with no abstention

3. Approved the Proposal on the First Meeting of the Third Session of the Risk Management Committee

Voting result: 11 for, 0 against, with no abstention

At the Meeting, directors of the Company who were present were also debriefed about the Progress Report on the Accounting Principles to be adopted for the Company’s A Share and H share Financial Statements.

Board of Directors of China Life Insurance Company Limited

August 25, 2009